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                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549

                           ________________________


                                   FORM 11-K


              [ X ]      ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                         OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Fiscal Year Ended June 30, 1995

                                      OR

              [   ]      TRANSITION REPORT PURSUANT TO SECTION 15(d)
                         OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission File No. 1-3591


                DEFERRED AND INCENTIVE COMPENSATION PLAN OF THE
                        TEXAS UTILITIES COMPANY SYSTEM

                           (Full Title of the Plan)


                           ________________________


                            TEXAS UTILITIES COMPANY

                    1601 Bryan Street, Dallas, Texas  75201

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


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

                               TABLE OF CONTENTS

FINANCIAL STATEMENTS                                                                                Page
                                                                                                    ----

   The following financial statements are furnished for the Plan:

         Statements of Financial Condition at June 30, 1995 and 1994...........................      3

         Statements of Income and Changes in Plan Equity for the
            years ended June 30, 1995, 1994 and 1993...........................................      4

         Notes to Financial Statements.........................................................     5-7

         Schedules I, II and III have been omitted because the required information is shown in the financial statements, notes or the information is not applicable to this Plan.


INDEPENDENT AUDITORS' REPORT...................................................................      8

PLAN ADMINISTRATOR'S SIGNATURE.................................................................      9

EXHIBIT

   The following exhibit is filed herewith:

         Independent Auditors' Consent.........................................................      10

                  DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                       THE TEXAS UTILITIES COMPANY SYSTEM

                       STATEMENTS OF FINANCIAL CONDITION

                                                                                            June 30,
                                                                                   --------------------------
                ASSETS AND PLAN EQUITY                                                 1995         1994
                                                                                       ----         ----
Investment in Securities of Participating Employers --
   Common stock of Texas Utilities Company,
   At fair value as determined by quoted market prices
   (Historical cost: 1995 -- $10,502,256; 1994 -- $7,443,618) (Note 2)...........  $10,776,992     $6,809,540

Dividends receivable.............................................................      241,405        167,787

Cash and cash equivalents........................................................        6,586          1,652
                                                                                   -----------     ----------

         Total Assets and Plan Equity............................................  $11,024,983     $6,978,979
                                                                                   ===========     ==========


                See accompanying Notes to Financial Statements.

                 DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                      THE TEXAS UTILITIES COMPANY SYSTEM

                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                                                       Year Ended June 30,
                                                                           -------------------------------------------
                                                                              1995            1994              1993
                                                                              ----            ----              ----
Additions (deductions):
   Net Investment Income:
      Dividends on common stock of Texas Utilities Company..............   $   932,142    $    652,141     $   898,934
      Interest..........................................................         4,942             473           5,283
                                                                           -----------    ------------     -----------
              Net investment income.....................................       937,084         652,614         904,217
                                                                           -----------    ------------     -----------

   Changes in fair value of investments (Note 2):
      Realized gain on investments......................................           157           9,168         273,686
      Unrealized appreciation (depreciation) of investments.............       908,351      (3,088,982)      1,530,544
                                                                           -----------    ------------     -----------
              Total changes in fair value of investments................       908,508      (3,079,814)      1,804,230
                                                                           -----------    ------------     -----------

   Contributions and deposits (Note 3):
      Participating employees' salary deferrals.........................       833,350         762,560         774,450
      Employer matching and incentive awards............................     2,070,025       1,660,840       2,905,784
                                                                           -----------    ------------     -----------
              Total contributions and deposits..........................     2,903,375       2,423,400       3,680,234
                                                                           -----------    ------------     -----------

                Total additions (deductions)............................     4,748,967          (3,800)      6,388,681
                                                                           -----------    ------------     -----------
   Withdrawals, lapses and forfeitures:
      Distributions to participants (Note 4)............................       702,963       4,070,833       7,073,155
      Forfeitures.......................................................            --          36,459              --
                                                                           -----------    ------------     -----------
              Total withdrawals, lapses and forfeitures.................       702,963       4,107,292       7,073,155
                                                                           -----------    ------------     -----------

                Net additions (deductions)..............................     4,046,004      (4,111,092)       (684,474)

Plan Equity, Beginning of Year..........................................     6,978,979      11,090,071      11,774,545
                                                                           -----------    ------------     -----------
Plan Equity, End of Year................................................   $11,024,983     $ 6,978,979     $11,090,071
                                                                           ===========    ============     ===========

                See accompanying Notes to Financial Statements.

                  DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                       THE TEXAS UTILITIES COMPANY SYSTEM

                         NOTES TO FINANCIAL STATEMENTS


1.  Plan Description -- The Deferred and Incentive Compensation Plan of the
    ----------------
    Texas Utilities Company System (Plan) was approved and authorized by the Board of Directors of Texas Utilities Company (Company) on May 15, 1987, effective July 1, 1987, amended effective May 31, 1992 and restated as of January 1, 1995. The Plan allows officers of the Company and its subsidiaries (Companies) with the title of Vice President or above to defer a percentage of their compensation not to exceed a maximum percentage determined by the Organization and Compensation Committee of the Board of Directors of the Company for each Plan Year and, in any event, not to exceed 15% of the participant's compensation. The Companies will make a matching award equal to 150% of the deferred compensation. In addition, the Organization and Compensation Committee of the Board of Directors of the Company can also provide incentive awards under the Annual Incentive Plan with 50% of any such awards treated as incentive awards under this Plan. On the expiration of the applicable maturity period (3 years for incentive awards and 5 years for deferrals and matching awards) the value of the participant's account is paid in cash. To the extent that the amounts maturing under the Plan combined with the eligible employees' other remunerations exceeds $1,000,000, the maturity period shall be extended. In the event a participant's employment is terminated because of death or permanent and total disability, all amounts in the participant's account shall mature immediately. If the participant terminates employment prior to the end of a Plan Year, the deferred amount and company match will be recomputed as of the termination date. In the event a participant's employment is terminated by retirement, the participant will receive a distribution of his account at the end of the applicable maturity period.
    If the participant terminates employment by retirement prior to the end of a Plan Year, the participant may have previously elected to accelerate the balance of salary reductions. In the event a participant's employment is terminated because of reasons other than death, disability or retirement, all rights to any performance units for maturity periods not yet completed shall be forfeited to the sponsor except for amounts deferred by the participant and six percent per annum interest on those amounts which is the minimum return for all participants of the Plan.

    On June 1, 1992, the Companies announced an offer of enhanced voluntary early retirement to approximately 3,700 of the Companies' 15,200 employees. All other regular full-time employees were offered a voluntary severance program. The offers together constitute the voluntary separation program (Separation Program). Certain enhanced benefits were provided to eligible participants who elected to retire or voluntarily terminate their employment. Under the Separation Program, a participant who provided notice, between July 1, 1992 and September 1, 1992, of such participant's election to retire or terminate such participant's employment on October 1, 1992 or November 1, 1992, and who retired or terminated employment on either date, was entitled to receive, in addition to any other benefits to which the participant was entitled, a lump sum payment, not to exceed $85,000 (Additional Matching Amount). The Additional Matching Amount was fifty percent of the present value, calculated at a discount rate equal to six and one-half percent per annum, of the Matching Awards for such participant which would have accrued over a ten year period assuming such participant would have deferred twelve percent of such participant's salary in each of the ten years and assuming such participant's annual salary would have been the same as it was on the last day of May 1992. The Additional Matching Amount was paid as soon as practicable after the participant's retirement or termination of employment. Additionally, all amounts credited to the account of a participant who terminated employment under the Separation Program was deemed vested so that the forfeitures described above under termination of employment for reasons other than death, disability, or retirement did not apply. Amounts credited to such participant's account under the Plan are payable at the end of the applicable maturity periods. There were 14 participants in the Plan who elected to participate in one of the options under the Separation Program.

    The number of participants (current and former employees) at June 30, 1995, 1994 and 1993 were 55, 52, and 41, respectively.

                  DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                      THE TEXAS UTILITIES COMPANY SYSTEM

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

2.  Plan Investments -- The cost, market value and unrealized appreciation of
    ----------------
    investments at June 30, 1995, 1994 and 1993 are as follows:

                                                                                                                   Unrealized
                                                                    Number of      Historical        Market       Appreciation
                                                                     Shares           Cost           Value       (Depreciation)
                                                                    --------       ----------        ------      --------------
    June 30, 1995:
         Common stock of Texas Utilities Company................   313,513 /1/     $10,502,256     $10,776,992     $  274,736

    June 30, 1994:
         Common stock of Texas Utilities Company................   217,905 /2/     $ 7,443,618     $ 6,809,540     $ (634,078)

    June 30, 1993:
         Common stock of Texas Utilities Company................   238,341 /3/     $ 8,097,392     $10,904,123     $2,806,731

    _______________

    /1/Represents 0.14% of the outstanding shares of common stock of Texas Utilities Company (225,841,037 at June 30, 1995).

    /2/Represents 0.10% of the outstanding shares of common stock of Texas Utilities Company (225,841,037 at June 30, 1994).

    /3/Represents 0.11% of the outstanding shares of common stock of Texas Utilities Company (220,211,618 at June 30, 1993).

    The investment in the Company's common stock (stated in terms of performance units for each participant) is stated at market value based upon closing sales prices on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis. All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or disposition of investments, are paid by the Plan sponsors.

    Net plan investments value at June 30, 1995, 1994 and 1993 is $34.38, $31.25 and $45.75 per unit, respectively.

3.  Plan Contributions -- Contributions by employer-corporations and
    ------------------
    participating employees' salary deferrals for the years ended June 30, 1995, 1994 and 1993 are as follows:

                                             1995
                                             ----
                                                                                    Contributions
                                                    Participating    Contributions  by Employer-
                                                     Employees'      by Employer-   Corporations    Total
           Employer-Corporations                   Salary Deferrals  Corporations   Additional   Contributions
        --------------------------                 ---------------   ------------   ----------   -------------
    Texas Utilities Company......................      $177,000       $  490,500     $     --      $  667,500
    Texas Utilities Services Inc.
      and Others.................................       334,180          823,270           --       1,157,450
    Texas Utilities Electric Company.............       322,170          756,255           --       1,078,425
                                                       --------       ----------     ---------     ----------
          Total                                        $833,350       $2,070,025     $     --      $2,903,375
                                                       ========       ==========     =========     ==========

                                             1994
                                             ----
                                                                                     Contributions
                                                    Participating     Contributions  by Employer-
                                                     Employees'       by Employer-   Corporations    Total
              Employer-Corporations                Salary Deferrals   Corporations   Additional   Contributions
           --------------------------              ----------------   ------------   ----------   -------------
    Texas Utilities Company......................      $162,000       $  468,000      $     --     $  630,000
    Texas Utilities Services Inc.
      and Others.................................       313,760          608,640            --        922,400
    Texas Utilities Electric Company.............       286,800          584,200            --        871,000
                                                       --------       ----------      ---------    ----------
          Total                                        $762,560       $1,660,840      $     --     $2,423,400
                                                       ========       ==========     =========     ==========

                  DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                      THE TEXAS UTILITIES COMPANY SYSTEM

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONCLUDED)

3.   Plan Contributions -- (concluded)
     ------------------
                                  1993
                                  ----

                                                                               Contributions
                                            Participating     Contributions     by Employer-
                                              Employees'       by Employer-     Corporations     Total
          Employer-Corporations            Salary Deferrals    Corporations      Additional   Contributions
        -------------------------          ----------------    ------------     ------------  -------------


     Texas Utilities Company.............      $147,000        $  445,500       $       --     $  592,500
     Texas Utilities Services Inc.
      and Others.........................       201,720           435,580          425,000      1,062,300
     Texas Utilities Electric Company....       425,730           835,595          764,109      2,025,434
                                               --------        ----------       ----------     ----------
           Total  .......................      $774,450        $1,716,675       $1,189,109     $3,680,234
                                               ========        ==========       ==========     ==========

     The contribution for incentive awards amounted to $820,000, $517,000, and $555,000 for the Plan Years ended June 30, 1995, 1994 and 1993, respectively.

4.   Plan Distributions -- In June 1995, employees' salary deferrals and
     ------------------
     matching awards made for the Plan Year ended June 30, 1991 and the incentive awards made for the Plan Year ended June 30, 1993 matured. The distribution of the matured salary deferrals and awards of $3,345,587 is computed from the net plan investment value at June 30, 1995 of $34.38. Cash distributions to participants for these matured accounts were made in July 1995.

     In June 1994, the incentive awards made for the Plan Year ended June 30, 1992 matured. The distribution of the matured awards of $686,633 is computed from the net plan investments value at June 30, 1994 of $31.25. Cash distributions to participants for these matured accounts were made in July 1994.

     In June 1993, employees' salary deferrals and matching awards made for the Plan Year ended June 30, 1989 and the incentive awards made for the Plan Year ended June 30, 1991 matured. The distribution of the matured salary deferrals and awards of $4,053,358 is computed from the net plan investments value at June 30, 1993 of $45.75. Cash distributions to participants for these matured accounts were made in July 1993.

5.   Federal Income Taxes  -- The Plan is not intended to, and the Company has
     --------------------
     been advised that: the Plan does not meet the requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code; the Trust established thereunder is not exempt from federal income taxes under
     Section 501(a); and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distributions under the Plan.

     Based on the Internal Revenue Code and regulations promulgated thereunder:

     (a) A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

     (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in participant's income.

     (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

6.   Plan Administration Fees -- All administrative fees are paid by Texas
     ------------------------
     Utilities Company, the Plan sponsor.

                         INDEPENDENT AUDITORS' REPORT

Organization and Compensation Committee,
Deferred and Incentive Compensation
Plan of the Texas Utilities Company
System:

We have audited the statements of financial condition of the Deferred and Incentive Compensation Plan of the Texas Utilities Company System as of June 30, 1995 and 1994, and the related statements of income and changes in plan equity for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at June 30, 1995 and 1994, and the changes in Income and Plan Equity for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.




/s/ Deloitte & Touche LLP

Dallas, Texas
August 11, 1995

                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   DEFERRED AND INCENTIVE COMPENSATION PLAN
                                     OF THE TEXAS UTILITIES COMPANY SYSTEM



                                   By         /s/   Peter B. Tinkham
                                       -----------------------------------------
                                                    Plan Administrator
                                        Organization and Compensation Committee

September 26, 1995

                         INDEPENDENT AUDITORS' CONSENT


Texas Utilities Company:

We consent to the incorporation by reference in Registration Statement No. 33-59759 on Form S-8 of our report dated August 11, 1995, appearing in this Annual Report on Form 11-K of the Deferred and Incentive Compensation Plan of the Texas Utilities Company System for the year ended June 30, 1995.



/s/ Deloitte & Touche LLP

Dallas, Texas
September 26, 1995